VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

September 24, 2013

Re:
ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

With respect to the above-captioned filings, we enclose ENGlobal’s responses to the comments posed by the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated September 4, 2013.  As requested, our responses are keyed numerically to the comments received from the Commission with proposed additions denoted by underline and deletions denoted by strikethrough.

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Risk Factors, page 14
General

1.  Refer to your Goodwill Impairment disclosure on page 23. If you anticipate that you may experience additional impairment charges as a result of the company’s current financial situation, in future filings please include a risk factor highlighting the impact that such charges may have on your financial position.

We believe it is unlikely that any additional impairment charge would be required as a result of the Company’s current financial situation.  However, in response to the Staff’s comment, we will add a risk factor in future filings.

Mr. John Cash
Securities and Exchange Commission

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Our backlog is subject to unexpected adjustments and cancellations…, page 16

2. To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your risk factor disclosure to specifically identify these contracts and the inherent risks associated with backlog work being performed. In addition, in future filings please consider expanding your MD&A disclosure related to the status of work performed in key projects to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

In response to the Staff’s comment, in future filings we will enhance our risk factor disclosure and expand our MD&A disclosure to address backlog associated with specific material contracts and the status of work performed on such projects.

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Year Ended December 29, 2012 versus December 31, 2011, page 21-22

3. In future filings, please revise your MD&A to (i) quantify the factors you identify as impacting revenues from period to period, (ii) more fully explain what type of projects resulted in higher material costs, and (iii) discuss why you experienced higher variable labor costs and increased travel expenses. Supplementally please show us what the disclosure would have looked like for fiscal year 2012.

In response to the Staff’s comment, we will revise our MD&A disclosure in future filings to include the requested information.  We supplementally advise the Staff that our fiscal year 2012 disclosure would have been revised to the following:

Revenues
The $9.7 million overall decrease in revenues for the year ended December 29, 2012, as compared to the comparable 2011 period, resulted from a decrease of $3.0 million in our Automation segment and $6.7 million to our Engineering and Construction segment.  The decrease in the Automation segment was primarily due to the completion of a large non-fabrication project with a large oil and gas producer of $3.5 million.  The decrease in the Engineering & Construction segment was primarily due to the termination of an alliance contract in the gulf coast region of $7.4 million. ~~Overall revenue decreased in 2012 as a result of less project work from new clients. In addition, 2012 revenues were impacted by existing projects that were either finished or experienced significantly diminished activity during the 12-month period.~~ Our clients are continuing to perform smaller maintenance projects but not new capital expansions. Competition for the project work continues to be intense.

Mr. John Cash
Securities and Exchange Commission

Gross Profit
Gross profit decreased $2.7 million for the year ended December 29, 2012, as compared to the year ended December 31, 2011. As a percentage of revenue, gross profit decreased from 9.0% to 8.2% for the year ended December 29, 2012, as compared to the year ended December 31, 2011.  This profit margin decrease came primarily from our in-plant division of our Engineering and Construction segment and the fabrication division of our Automation segment.  Competitive pressures have required us to lower our markup with certain customers in our in-plant division resulting in higher variable labor cost and travel expenses as a percentage of revenue and lower profit margins of approximately 2%. Material costs as a percentage of revenue in the fabrication division of our Automation segment increased in 2012 as compared to 2011 causing our gross profit to decline by approximately 5%. These projects are typically fixed price projects where material cost increases cannot be passed through to the customer. ~~The decrease in gross profit as a percentage of revenues in 2012 relative to 2011 was caused by several factors including reduced revenues, higher material costs as a function of current project requirements and higher variable labor costs due to an operational focus on utilization, resulting in higher margins.~~

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Consolidated Financial Statements, page 34
Note 8 – Contracts, page 47

4. Please tell us and revise your future filings to more clearly explain when you recognize “contingency amounts” related to your fixed-price contracts, how they are reflected in your financial statements, and how you account for changes in your contingency amounts between periods.

In response to the Staff’s comment, we will revise our disclosure for fixed price contracts to include the following:

Fixed-Price - Under a fixed-price contract, we provide the customer a total project for an agreed-upon price, subject to project circumstances and changes in scope. Fixed-price projects vary in size and may include engineering activities and related services, responsibility for the procurement of materials and equipment, and oversight of the construction through a subcontractor. Fixed-price contracts carry certain inherent risks, including risks of losses from underestimating costs, delays in project completion, problems with new technologies, the impact of the economy on labor shortages, increases in equipment and materials costs, natural disasters, and other events and changes that may occur over the contract period. Another risk is our ability (or inability) to secure written change orders prior to commencing work on contract changes in scope, without which we may not receive payment for work performed. Consequently, the profitability of fixed-price contracts may vary substantially.

Generally, a fixed-price project in excess of $250,000 contract value contains a contingency amount in its estimated cost at the beginning of the project.  This contingency amount effectively reduces the amount of revenue recognized on the project as costs are incurred. The contingency amount is used to cover unforeseen costs incurred during the project, if any.  When a project is approximately 70% complete and any remaining cost over-runs become quantifiable or unlikely, any remaining contingency is released over the remainder of the project. Our project durations range from less than one month to several years, therefore, if no contingency were used during the life of a project, the profit margin reflected in our financial statements at the end of the project could be higher than at the beginning of the project.

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Note 15 – Segment Information, page 56

Mr. John Cash
Securities and Exchange Commission

5. You disclose on page 56 that a significant portion of corporate costs are allocated to each segment based on each segment’s revenue and then subsequently eliminated in consolidation. Please revise your future filings to disclose the basis of accounting for any transactions between reportable segments. Please also revise your future filings to separately identify and describe all significant reconciling items. Please refer to ASC 280-10-50-29 and 50-31.

In response to the Staff’s comment, we will revise our segment disclosure in future filings to disclose the basis of accounting for any transactions between our reportable segments and to separately identify and describe all significant reconciling items consistent with ASC 280-10-50-29 and 50-31.

Referencing:
Form 10-K for the Fiscal Year Ended December 29, 2012
Signatures, page 69

6. Refer to comment 16 of our letter dated June 17, 2009. To the extent that Mr. Hess is also acting in the capacity of controller or principal accounting officer, please ensure that in future filings he signs the Form 10-K also in such capacity. See Instruction D.2 (a) of Form 10-K for further information.

We supplementally inform the Staff that Mr. Hess was acting as the Company’s principal accounting officer in connection with the Form 10-K and that capacity should have been included on the signature page. In response to the Staff’s comment regarding future filings of Form 10-K, Mr. Hess will sign in such capacity.

Referencing:
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Executive Compensation, page 7
Summary Compensation Table for 2012 and 2011, page 7

7. With a view towards future disclosure, please tell us whether the bonuses paid in 2012 were all discretionary bonuses.

We supplementally inform the Staff that the bonuses paid in 2012 were discretionary.  We have revised the Executive Compensation Table footnotes in our response to comment 9 to disclose the discretionary nature of such bonuses.  In future filings, where discretionary bonuses are paid, the Company will provide greater detail with respect to the description of the discretionary bonuses paid to the recipients.

8. In the last paragraph on page 9 you disclose that Mr. Coskey is provided with a company-paid apartment. Please advise whether this benefit has been included as “All Other Compensation” in the summary compensation table.

Mr. John Cash
Securities and Exchange Commission

The statement about providing our chief executive officer, Mr. Coskey, with a company-paid apartment was made in error.  Mr. Coskey resides in Austin, Texas and our headquarters are located in Houston, Texas.  Mr. Coskey leases an apartment in Houston, but the costs are not reimbursed by the Company.

However, the Company does provide Mr. Coskey with a nominal per diem payment for meals, mileage reimbursement and other expenses.  During 2012, these per diem payments totaled $10,246.

9. Refer to disclosure in footnotes (6) and (7) to the summary compensation table relating to the severance payments made to Messrs. Pagano and Rennie. Please note that in accordance with Item 402(n)(2)(ix)(D)(1) of Regulation S-K, such payments must be disclosed as “All Other Compensation” in the summary compensation table. With a view towards future disclosure, supplementally please show us how the revised summary compensation table for fiscal year 2012 would have looked like.

In response to comment 9, we are supplementally providing a revised Summary Compensation Table, with the accompanying footnotes, for fiscal year 2012.

Summary Compensation Table for 2012 and 2011

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation (2)	Total
		($)	($)	($)	($)	($)

Mr. Coskey ~ President & Chief Executive Officer (3)	2012	152,110	990	--	15,929	169,029

Mr. Hess ~ Chief Financial Officer & Treasurer (4)	2012	182,415	4,000	52,102	--	238,517

Mr. Williams ~ Senior Vice President, Midwest/Southwest Operations (5)	2012	213,279	8,000	--	--	221,279

Edward L. Pagano ~ Former President & Chief Executive Officer (6)	2012	198,704	--	37,413	130,362	366,479
	2011	293,519	--	38,165	7,035	338,719

Timothy P. Rennie ~ Former Executive Vice President, Engineering & Construction (7)	2012	230,643	7,000	--	46,499	284,142
	2011	241,922	--	18,695	1,469	262,086
_________________________
(1)
This column shows the grant date fair value of equity awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718).  Values for awards subject to performance conditions are computed based upon the probable outcome of the performance condition as of the grant date.  For a description of certain assumptions made in the valuation of stock awards, see Note 12 to the Company’s audited consolidated financial statements, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed with the SEC on April 15, 2013.

(2)
Consists of benefits relating to the Executive Benefits Policy, including medical, dental, life, short-term disability, and long-term disability insurances.  All Other Compensation includes 401(k) matching contributions, personal leave benefits and reimbursements for the executive’s annual physical exam.

Mr. John Cash
Securities and Exchange Commission

(3)
Mr. Coskey reassumed the role of President and Chief Executive Officer in August 2012 and has served as Chairman of the Board since June 2005. Mr. Coskey received a discretionary annual bonus payment in the amount of $990 in 2012. All Other Compensation includes $5,683 received pursuant to the Executive Benefits Policy and per diem payments in the amount of $10,246 during 2012.

(4)
Mr. Hess was appointed Chief Financial Officer of ENGlobal in September 2012 and served as interim Chief Financial Officer from July 2012 to September 2012. In connection with his promotion, Mr. Hess’ base salary was increased to $210,000 and he was awarded 150,000 shares of restricted stock with a value of $52,102 on December 18, 2012. The shares were granted under the 2009 Equity Incentive Plan, and vest over a four-year period with 25% vesting each year beginning December 31, 2012. Mr. Hess received a discretionary annual bonus payment in the amount of $4,000 in 2012.

(5)
In connection with a restructuring of our executive management team, Mr. Williams became Senior Vice President, Midwest/Southwest Operations in November 2011. Mr. Williams received a discretionary annual bonus payment in the amount of $8,000 in 2012.

(6)
Effective July 31, 2012, Mr. Pagano resigned his role as President and Chief Executive Officer. Subsequently, Mr. Pagano received ~~$13,156 of accrued amounts owed to him for paid time-off and holidays during 2012 and~~ a severance in the amount of $154,000 upon his resignation, of which $123,451 was paid in 2012 and is included in All Other Compensation. All Other Compensation also includes $6,911 and $7,035 for 2012 and 2011, respectively, which was received pursuant to the Executive Benefits Policy. Stock Awards includes 87,645 shares, with a value of $37,413, which vested on December 31, 2012 ~~as a condition of his resignation~~.

(7)
In connection with a restructuring of our executive management team, Mr. Rennie’s employment terminated in October 2012 and includes ~~he was paid~~ a severance in the amount of $41,539. All Other Compensation also includes $4,960 and $1,469 received pursuant to the Executive Benefits Policy in 2012 and 2011, respectively. Mr. Rennie received a discretionary annual bonus payment in the amount of $7,000 in 2012. Stock Awards does not include 11,808 unvested shares that were forfeited upon his termination.

Referencing:
Form 10-Q for the Period Ended June 29, 2013
Condensed Consolidated Financial Statements, page 3
Note 5- Line of Credit and Letter of Credit Facilities, page 8

10. You disclose on page eight that the letters of credit supporting your Caspian Pipeline Consortium (CPC) project were allowed to expire in June 2013 and that you have proposed an alternative option to modify terms of future retention amounts in lieu of the letters of credit. Please tell us and revise your future filings as appropriate to address the following:

•	Explain which party has the authority to approve your proposed alternative options to modify the terms of future retention amounts;
•	Clarify if the expiration of these letters of credit has impacted your ability to continue generating revenue from this project while the alternative options are being considered; and
•
Disclose the nature of any existing and potential implications that could arise from your decision to allow the letters of credit to expire if your alternative options are not accepted, including implications to the CPC project as well as any other projects.

In response to the Staff’s comment, we will include revised disclosure similar to the following in future filings as updated for current events:

On May 5, 2011, we entered into an agreement to perform certain engineering and integration services in the US and commissioning services in Russia and Kazakhstan for the Caspian Pipeline Consortium (the “CPC”) valued at approximately $86 million.  Under the terms of this agreement, we were required to provide the CPC with performance enhancements in the form of letters of credit in the amount of approximately $12.8 million.

Mr. John Cash
Securities and Exchange Commission

In July 2011, with the support of Wells Fargo's Global Banking Group, ENGlobal and the Export-Import Bank of the United States (“Ex-Im Bank”) entered into a $9.5 million letter of credit facility (the “Ex-Im Bank Facility”) and issued a $9.1 million letter of credit to support the services to be provided for the portion of the CPC project for Russia.  We were required to collateralize this letter of credit with cash or eligible receivables in the amount of $2.4 million.  As there were no receivables outstanding, this $2.4 million was funded in cash and was reflected as restricted cash in our consolidated balance sheet.

Separately, we issued a $3.7 million letter of credit under our Wells Fargo credit facility to support the services to be provided for the portion of the CPC project for Kazakhstan.  Subsequently, when we changed our senior lender from Wells Fargo to PNC bank in May of 2012, we were required to collateralize this outstanding letter of credit with cash. This cash was also reflected as restricted cash in our consolidated balance sheet.

During the second quarter of 2013, we learned that Wells Fargo was not going to renew these two outstanding letters of credit. We notified CPC of this and proposed an alternative option to modify terms for future retention amounts in lieu of the letters of credit.  The CPC subsequently agreed to an amendment of the agreement with the following terms in the lieu of a letter of credit facility or other performance enhancement in place:

•
The retention on all receivables, which are included in accounts receivable on our balance sheet, related to the project will increase from 10% to 15% effective September 3, 2013, applied retrospectively on all invoices paid up to June 27, 2013.

•
The release of the retention, which is expected to begin in the fourth quarter 2013, would be made in two stages as it relates to milestones the project achieves.  The first thirty three percent (33%) of the retention will be released after the issuance of the Site Acceptance Test certificate, and client approval for the system and equipment.

•
The remaining sixty seven percent (67%) of the retention will be released after expiration of the warranty period, signified by the issuance of the final acceptance certificate by the client as set forth in the agreement as previously amended.

On June 17, 2013, these letters of credit were allowed to expire.  As a result of the expiration of these letters of credit, the $6.1 million of cash collateral, reflected as restricted cash in our consolidated balance sheet, was released and applied to outstanding borrowings under the PNC Credit Facility.  Neither these negotiations nor the expiration of the letters of credit have impacted our ability to generate revenue from this project.

Mr. John Cash
Securities and Exchange Commission

Referencing:
Form 10-Q for the Period Ended June 29, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 13-14

11. Based on the pro forma information you provided on page 11 of your financial statements, it appears that the disposition of your Gulf Coast engineering and in-plant operations may have a significant impact on your results of operations, liquidity and cash flows in future periods. Please revise your MD&A in future filings to comprehensively describe both the positive and negative expected future impacts of this disposition on your business. Please refer to Item 303(B) of Regulation S-K.

In response to the Staff’s comment, we will revise the MD&A disclosure in our future filings to include the requested disclosure.

12. At the end of the first paragraph of your disclosure, you state that you have been able to replace your backlog in 2013 at a level “slightly above that at year end 2012.” Supplementally please tell us what your backlog levels were at the end of the period and the type of projects by which you were able to replace backlog. Please revise your future filings accordingly.

In response to the Staff’s comment, we will revise our disclosure similar to the following in future filings:

While ENGlobal experienced a difficult 2012, we continue to improve margins and reduce selling, general and administrative expenses (“SG&A”) in our core businesses in 2013.  While we posted a loss from continuing operations in the first six months of 2013 of $2.6 million, several factors should be considered when comparing our 2013 performance with 2012.  We began implementing a profit enhancement plan in the fourth quarter of 2012. As a part of this plan, we have been reducing the amount of risk we are willing to accept in the work we are currently performing, which has resulted in less Engineering Construction Management and the associated procurement. This reduction in procurement has impacted our revenue in 2013 as compared to 2012, but has had a positive impact on our gross profit as procurement services are typically provided at lower mark-ups. We continue to work hard to prove ourselves as a reliable, high quality service provider to our customers.  To that end, we have been able to maintain our backlog in 2013, improving it slightly from $205.3 million at December 29, 2012 to $207.0 million at June 29, 2013.  We have been able to replace the backlog of the CPC project utilized during the first two quarters of 2013 in our Automation segment with a greater number of smaller projects in the Engineering and Construction segment.

Referencing:
Form 8-K Filed April 15, 2013

Mr. John Cash
Securities and Exchange Commission

13. Your discussion of your operating results for the fiscal year ended December 29, 2012 discloses the net loss from continuing operations excluding goodwill impairment and the write-off of a deferred tax asset, which is a non-GAAP measure. This non-GAAP measure was presented with greater prominence than the most directly comparable GAAP measure and was not reconciled to any comparable GAAP measures. Please confirm that when you present a non-GAAP measure in future filings, you will also provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K.

The Company confirms that when it presents a non-GAAP measure in future filings that it will also provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K .

In responding to the comments received from the Securities and Exchange Commission dated September 4, 2013, ENGlobal acknowledges that:

ENGlobal is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

ENGlobal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Mark A. Hess at 281-878-4584.

ENGlobal Corporation

/s/  Mark A. Hess

Mark A. Hess
Chief Financial Officer

cc:
Lisa Etheredge, Staff Accountant, Division of Corporation Finance
Jeanne Baker, Assistant Chief Accountant, Division of Corporation Finance
Asia Timmons-Pierce, Staff Attorney, Division of Corporation Finance
Era Anagnosti, Staff Attorney, Division of Corporation Finance
Mr. William Coskey, Chairman and Chief Executive Officer, ENGlobal
Mr. Randy Hale, Audit Committee Chairman, ENGlobal Board of Directors